UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 15
CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934
Commission File Number: 0-9407
Compex Technologies, Inc.
(Exact name of registrant as specified in its charter)
1811 Old Highway 8, New Brighton, Minnesota 55112, (651) 631-0590

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)
Common Stock, par value $0.10

(Title of each of securities covered by this Form)
None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)
     Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☑	Rule 12h-3(b)(1)(i)	☑
Rule12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(2)(i)	☐	Rule12h-3(b)(2)(i)	☐
Rule 12g-4(a)(2)(ii)	☐	Rule 12h-3(b)(2)(ii)	☐
		Rule 15d-6	☐
     Approximate number of holders of record as of the certification or notice date: -0-*

*	There are no holders of record of the common shares of Compex Technologies, Inc. (“Compex”) as of the date hereof. Each share of outstanding common stock of Compex was converted into the right to receive 1.40056 shares of common stock, par value $0.001, of Encore Medical Corporation (“Encore”) pursuant to the merger of Encore-Snow Acquisition Corp., a wholly owned subsidiary of Encore, with and into Compex, which merger became effective as of February 24, 2006.
     Pursuant to the requirements of the Securities Exchange Act of 1934, Compex Technologies, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

COMPEX TECHNOLOGIES, INC.
DATE: March 8, 2006	By:	/s/ Harry L. Zimmerman
		Name:	Harry L. Zimmerman
		Title:	Executive Vice President, General Counsel